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February 8, 2011

Ms. Maryse Mills-Apenteng Special Counsel Securities and Exchange Commission Division of Corporate Finance 100 F Street NE Washington, DC 20549

Re:	iTrackr Systems, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed January 21, 2011, File No. 333-166275

Dear Ms. Mills-Apenteng:

The purpose of this letter is to provide the Company’s response to your comments received on February 7, 2011 to Joel Mayersohn, counsel for iTrackr Systems, Inc. (the “Company”).  This letter indicates the response to such comments and provides certain information requested by the Staff in such comments.

Risk Factors

COMMENT 1.	Controls and procedures may not prevent misstatements, page 9.

Response:
The Company has revised the Risk Factor in accordance with the Staff comments to read that “Our CEO/CFO has concluded that our Controls and Procedures are not effective and may not prevent misstatements.”

Exhibits

COMMENT 2.

Response:
We have included a revised legal opinion of the Company’s counsel.  The Company will simultaneously with the submission of this Registration Statement, file a Request for Acceleration of this Registration along with the appropriate undertakings of the Company.

Very truly yours, /s/ Joel D. Mayersohn Joel D. Mayersohn

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